EXHIBIT 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE
(Unaudited)

	Three Months Ended June 30,
$ in thousands except per share data	2017	2016 Restated (1)
Earnings (loss) per common share
Net (loss) income	$(611)	$325
Less: Participated securities share of undistributed earnings	—	195
Net (loss) income available to common shareholders of Carver Bancorp, Inc.	$(611)	$130

Weighted average common shares outstanding - basic	3,696,420	3,696,420
Effect of dilutive MRP shares	—	4,000
Weighted average common shares outstanding - diluted	3,696,420	3,700,420

Basic (loss) earnings per common share	$(0.17)	$0.04
Diluted (loss) earnings per common share	$(0.17)	$0.04
(1) June 30, 2016 balances have been restated from previously reported results to correct for material and certain other errors from prior periods. Refer to Note 1 for further detail.